UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8‑K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 8, 2016 (December 5, 2016)

Commission File Number 0-8084

Connecticut Water Service, Inc.
(Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	06-0739839 (I.R.S. Employer Identification No.)

93 West Main Street, Clinton, CT (Address of principal executive office)	06413 (Zip Code)

(860) 669-8636
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events

PURA Approval Order

As previously disclosed, on May 10, 2016, Connecticut Water Service, Inc. (the “Company”) announced that it had reached an agreement to acquire the The Heritage Village Water Company ("HVWC"), pending a vote of HVWC shareholders, approval by the Connecticut Public Utilities Regulatory Authority (“PURA”) and the satisfaction of other various conditions. This acquisition will add approximately 4,844 additional water and 3,040 waste water customers in the towns of Southbury, Middlebury and Oxford, Connecticut. Under the terms of the agreement, the acquisition will be executed through a stock-for-stock merger transaction valued at approximately $16.1 million (the “Merger”). Receipt of an approval order from the PURA is a condition to the parties’ obligations to complete the Merger.

On July 7, 2016, the Company and HVWC filed a joint application with the PURA under C.G.S. Section 16-47 requesting PURA approval for the Company to acquire HVWC. The agency conducted hearings during September 2016. The Company and HVWC submitted a post-hearing brief on October 18, 2016. On November 22, 2016, PURA issued its preliminary decision approving the change of control of HVWC. On November 25, 2016, the Company and HVWC filed a letter in lieu of written exceptions with PURA regarding the proposed decision. On December 5, 2016, the PURA issued an order approving the proposed Merger (the “Approval Order”), on the terms and conditions specified therein.

The foregoing discussion is qualified in its entirety by reference to the complete text of the PURA’s Approval Order, which are filed as Exhibit 10.1 to this Form 8-K and which is incorporated herein by reference in its entirety.

How to Find Further Information

In connection with the Merger, the Company will be filing a registration statement on Form S-4 under the Securities Act with the SEC containing a proxy or information statement of HVWC that also constitutes a prospectus of the Company (the “Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Statement/ Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the Company, HVWC and the proposed Merger.

When available, copies of the Statement/Prospectus will be mailed to HVWC’s shareholders. Copies of the Statement/ Prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to the Company’s Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-425-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by the Company with the SEC may also be obtained free of charge at the SEC's web site or by directing a request to the Company at the address provided above.

Participants in the Solicitation

The Company and HVWC and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed Merger. Information regarding the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on March 14, 2016 and its Proxy Statement on Schedule 14A filed with the SEC on March 31, 2016. Information regarding HVWC’s directors and executive officers and their respective interests in HVWC by security holdings or otherwise is available in HVWC’s Annual Report for 2014 filed with the PURA and available at the PURA’s website, www.ct.gov/pura. Additional information regarding the interests of such potential participants is or will be included in the Statement/Prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed Merger.

Cautionary Statements

This current report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company’s proposed acquisition of HVWC. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving anticipated benefits or cost savings from the merger or in achieving such anticipated benefits or cost savings within the expected time frame, difficulties in integrating HVWC into the

Company, increased competitive pressures, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which the Company and HVWC are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that the Company files with the SEC. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

This current report and its exhibits should not be read alone, but should instead be read in conjunction with the other information regarding the Company, HVWC and the Merger that is contained in, or incorporated by reference into, the joint Proxy Statement/Prospectus that the Company will file with the SEC connection with the Merger, as well as in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as applicable, and other filings that the Company makes with the SEC.

This current report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Press Releases

On December 8, 2016, the Company issued a press release related to the PURA Approval Order. A copy of this release is filed herewith as Exhibit 99.1 and is hereby incorporated herein by reference.
Item 9.01    Financial Statements and Exhibits

The following documents are filed herewith as exhibits hereto:

(d)    Exhibits

10.1	Approval Order of the Connecticut Public Utilities Regulatory Authority, dated December 5, 2016, is filed herewith.
99.1	Press release of the Company, dated December 8, 2016, related to PURA Approval Order is filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Water Service, Inc. (Registrant)
Date: December 8, 2016	By: /s/ David C. Benoit David C. Benoit Senior Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Approval Order of the Connecticut Public Utilities Regulatory Authority, dated December 5, 2016, is filed herewith.
99.1	Press release of the Company, dated December 8, 2016, related to PURA Approval Order.

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